================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13E-3
                                (Amendment No. 2)

                             ----------------------

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             ----------------------

                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                             ----------------------

                        SPELLING ENTERTAINMENT GROUP INC.
                              VSEG ACQUISITION INC.
                            VIACOM INTERNATIONAL INC.
                                   VIACOM INC.
                      (Name of Person(s) Filing Statement)

                             ----------------------

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                             ----------------------

                                     847807
                      (CUSIP Number of Class of Securities)

                             ----------------------

           Michael D. Fricklas                    Sally Suchil, Esq.
          VSEG ACQUISITION INC.            SPELLING ENTERTAINMENT GROUP INC.
        VIACOM INTERNATIONAL INC.               5700 Wilshire Boulevard
               VIACOM INC.                    Los Angeles, CA 90036-3659
              1515 Broadway
           New York, NY 10036
             (212) 258-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             ----------------------

                                 With Copies to:

        Creighton O'M Condon, Esq.              Robert B. Pincus, Esq.
         Shearman & Sterling             Skadden, Arps, Slate, Meagher & Flom
        599 Lexington Avenue                 One Rodney Square, 7th Floor
         New York, New York                      Wilmington, DE 19801
           (212) 848-4000                           (302) 651-3000

      This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of
            1933.

c.    |X|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

================================================================================

            This Amendment No. 2 to the Rule 13E-3 Transaction Statement on
Schedule 13E-3 is being filed by (i) Viacom International Inc., a Delaware corporation ("Parent"), (ii) VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, (iii) Viacom Inc., a Delaware corporation ("Viacom"), and (iv) Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Purchaser to purchase all issued and outstanding shares (the "Shares") of common stock, $0.001 par value, of the Company, at a price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's offer to purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 10. Interest in the Securities of the Issuer.

Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

            The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, June 18, 1999. Based on a preliminary count, 15,492,326 Shares were tendered (of which 423,520 Shares were tendered pursuant to notices of guaranteed delivery) representing approximately 16.6% of the issued and outstanding Shares. On Saturday, June 19, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Parent beneficially owns 75,216,103 Shares, representing approximately 80.6% of the issued and outstanding Shares. As a result, Parent and Purchaser own approximately 97.2% of the issued and outstanding Shares. Parent intends to effect the merger of Purchaser with and into the Company as promptly as practicable. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger, Shares of the Company that were not tendered into the Offer will be canceled and converted automatically into the right to receive $9.75 per Share in cash, subject to dissenters' rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent on June 21, 1999 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 17. Exhibits.

Item 17 of the Schedule 13E-3 is hereby amended by adding the following Exhibit:

      (d)(10) Press Release issued by Parent and the Company on June 21, 1999.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                       VSEG ACQUISITION INC.


                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President,
                                                  General Counsel

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                       VIACOM INTERNATIONAL INC.


                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President,
                                                  General Counsel

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 21, 1999

                                       VIACOM INC.


                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President,
                                                  General Counsel

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 1999                          By:                   *
                                           -------------------------------------
                                           Sumner M. Redstone,
                                           Individually


*By: /s/ Philippe P. Dauman
     -------------------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the Limited
     Power of Attorney filed as Exhibit
     99.2 to Amendment No. 11 to the
     Statement on Schedule 13D filed on
     March 7, 1993 in respect of the
     common stock of Spelling
     Entertainment Group Inc.

                                  EXHIBIT INDEX

Exhibit No.
-----------

(d)(10)      Press Release issued by Parent and the Company on June 21, 1999.